
---------------------------
          FORM 4                      U.S. SECURITIES AND EXCHANGE COMMISSION             ----------------------------
---------------------------                   Washington, D.C. 20549                              OMB APPROVAL
[_]  Check this box                                                                       ----------------------------
     if no longer subject           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP          OMB Number:        3235-0287
     of Section 16. Form 4                                                                Expires:   December 31, 2001
     or Form 5 obligations   Filed pursuant to Section 16(a) of the Securities Exchange   Estimated average burden
     may continue. See        Act of 1934, Section 17(a) of the Public Utility Holding    hours per response.......0.5
     Instruction 1(b).              Company Act of 1935 or Section 30(f) of the           ----------------------------
                                          Investment Company Act of 1940

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1.   Name and Address of Reporting Person

     Saperstein                      David                 I.
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   (Last)                           (First)             (Middle)

     c/o Weinstein, Spira & Company
     2200 Five Greenway Plaza
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                                    (Street)

     Houston                         Texas               70046
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol


     Westwood One, Inc. (WON)
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3.   IRS Idemnification Social Security Number of Reporting Person (Voluntary)



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4.   Statement for Month/Year


     January 2001
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person(s) to Issuer
               (Check all applicable)

      X   Director                           X   10% Owner
     ---                                    ---
          Officer (give title below)             Other (specify below)
     ---                                    ---


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7.   Individual or Joint/Group Filing (Check applicable line)

      X   Form filed by one reporting person
     ---
          Form filed by more than one reporting person
     ---
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

------------------------------------------------------------------------------------------------------------------------------------
  Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1.                                    2.        3.          4.                                    5.            6.        7.
Title of Security                     Trans-    Trans-      Securities Acquired (A) or            Amount of     Owner-    Nature of
(Instr. 3)                            action    action      Disposed of (D) (Instr. 3, 4 and 5)   Securities    ship      Indirect
                                      Dates     Code                                              Beneficially  Form:     Beneficial
                                                Instr. 8)                                         Owned at End  Direct    Owner-
                                      (Month/               ___________________________________   of Month      (D) or    ship
                                      Day/                                                                      Indirect  (Instr. 4)
                                      Year)                                 (A)or                 (Instr. 3     (I)
                                                Code  V          Amount     (D)        Price      and 4)        (Instr.4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                          1/04/01                 170,000        D       $24.3696
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Common Stock                          1/12/01                 10,000         D       $25.0000      2,290,465    I          1/ 2/
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                                                                                                   11,620,516   D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.



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



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FORM 4 (continued)            Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)
------------------------------------------------------------------------------------------------------------------------------------
1.                  2.       3.       4.       5.            6.            7.                     8.       9.        10.     11.
Title of            Conver-  Trans-   Trans-   Number of     Date Exer-    Title and Amount       Price    Number    Owner-  Nature
Derivative          sion     action   action   Derivative    cisable and   of Underlying          of       of        ship    of
Security            or       Date     Code     Securities    Expiration    Securities             Deriv-   Deriv-    Form    In-
(Instr. 3)          Exer-             (Instr.  Acquired (A)  Date          (Instr. 3 and 4)       ative    ative     of      direct
                    cise     (Month/  8)       or Disposed   (Month/Day/                          Secur-   Secur-    Deriv-  Bene-
                    Price    Day/              of(D)         Year)                                ity      ities     ative   ficial
                    of       Year)             (Instr. 3,                                         (Instr.  Bene-     Secur-  Owner-
                    Deriv-                     4 and 5)                                           5)       ficially  ity:    ship
                    ative                                    ___________________________________           Owned     Direct  (Instr.
                    Secur-                                                                                 at End    (D) or  4)
                    ity                                      Date     Expi-               Amount           of        In-
                                                             Exer-    ra-                 or               Month     direct
                                      _____________________  cis-     tion    Title       Number           (Instr.   (I)
                                                             able     Date                of               4)        (Instr.
                                      Code V     (A)  (D)                                 Shares                     4)
____________________________________________________________________________________________________________________________________

------------------------------------------------------------------------------------------------------------------------------------

[Explanation of Responses]:

1/ 1,170,465 of these shares are held in three trusts for the benefit of the reporting person's minor children. The reporting person's spouse is trustee of each of these trusts. In addition, 1,120,000 of these shares are held in three trusts for the benefit of certain third party charitable organizations. The reporting person is trustee of each of these trusts.

2/ The three charitable trusts disposed an aggregate of 180,000 shares of common stock in open market transactions.



DAVID I. SAPERSTEIN

/s/ David I. Saperstein                                  February 9, 2001
---------------------------------------------            -----------------------
**Signature of Reporting Person                          Date




** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space proveded is insufficient, see Instruction 6 for procedure.

                                                                 SEC 1474 (3/91)

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